UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 8, 2016

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Third-Quarter Results,” dated November 8, 2016.

Exhibit

1.	Press Release dated November 8, 2016

Textainer Group Holdings Limited

Reports Third-Quarter Results

HAMILTON, Bermuda – (BUSINESS WIRE) – November 8, 2016 – Textainer Group Holdings Limited (NYSE: TGH) (“Textainer”, “the Company”, “we” and “our”), one of the world’s largest lessors of intermodal containers, reported third-quarter 2016 results.

Financial and Business Summaries

Textainer’s third quarter 2016 financial results were significantly impacted by Hanjin Shipping Co.’s (“Hanjin”) bankruptcy filing. On August 31, 2016, Hanjin, filed for bankruptcy protection in South Korea, the United States and certain other countries in which it previously conducted business.  Textainer had approximately 114,000 containers on lease to Hanjin, representing 6.4% of its total fleet, on both operating and direct finance leases.

•

Lease rental income of $110.9 million for the quarter, a decrease of $18.3 million (or 14.2 percent) from the prior year quarter; $4.8 million of this reduction was due to Hanjin. Lease rental income adjusted for Hanjin decreased 10.5 percent from the prior year quarter;

•	Financial impact for the quarter as of result of the bankruptcy of Hanjin was $44.0 million (or $0.78 per diluted common share);
•

Decreased estimated future residual values and increased the estimated useful lives of certain equipment types resulting in $15.0 million (or $0.26 per diluted common share) of additional depreciation expense for the quarter;

•	Recorded $16.5 million (or $0.29 per diluted common share) of container impairments to write down our inventory of containers that are pending disposal for the quarter to their fair market value;
•	Net loss attributable to Textainer Group Holdings Limited common shareholders of $45.9 million for the quarter, or $0.81 per diluted common share;
•	Adjusted net loss (1) of $52.3 million for the quarter, or $0.92 per diluted common share; and
•	Utilization averaging 95.4 percent for the quarter and is currently at 94.6 percent, which includes the equipment on-lease to Hanjin;

“Our third quarter results were negatively affected by several significant factors the biggest of which was the bankruptcy filing by Hanjin.  We recorded $22.1 million of container impairments net of estimated insurance proceeds of $20.2 million, $17.1 million of bad debt provision net of estimated insurance proceeds of $2.6 million which combined with $4.8 million of revenue reduction, resulted in a $44.0 million (or $0.78 per dilute common share) negative financial impact for the quarter as a result of the bankruptcy of Hanjin,” commented Philip K. Brewer, President and Chief Executive Officer of Textainer Group Holdings Limited. “In addition to Hanjin, our results were hurt by ongoing impairments due to low used container prices which also prompted our decision to reduce residual values for certain equipment types.”

“To date, we have recovered, booked or approved to recover for turn-in 41% of our containers on lease to Hanjin.  We are also actively negotiating the release of another 26% of our containers.  As many Hanjin containers are still with shippers, on vessels or held by shipping terminals, we are unable currently to accurately predict the effect of future estimates to be made on the recovery. At this time, we expect to recover between 70% to 90% of our containers. We have $80 million of insurance to cover unrecoverable containers, lost revenue and recovery and repair costs. Due largely to the expected level of these costs and the significant amount of lost revenue, we expect our losses will exceed our insurance coverage.”

“The Hanjin bankruptcy and ongoing impairments are overshadowing recent improvements in the lease-out market. New container prices have increased by about $400 per CEU since the low point of the year.  More importantly, rental rates on new and depot container lease-outs have increased significantly to levels not seen for several years.  There is very little new container inventory available for lease and our unbooked depot inventory is at its lowest level since the third quarter 2015.  After adjusting for Hanjin recoveries, our lease-out to turn-in ratio for the third quarter was 1.7:1.0.  Sales prices for disposal containers have improved by $100-$200 or more in certain regions. All of these factors are resulting in improved returns on both new and existing containers,” added Mr. Brewer.

“Notwithstanding these improvements in market conditions, the Board made the very difficult decision to eliminate our dividend.  This was not an easy decision but was made in the best interests of the company and its shareholders. Our Board recognizes the value shareholders place on dividends and will review this decision as market conditions change.”

Key Financial Information (in thousands except for per share and TEU amounts):

	Q3 QTD			Q3 YTD
	2016	2015 (1)	% Change	2016	2015 (1)	% Change
Total revenues	$121,211	$136,532	-11.2%	$378,114	$414,587	-8.8%
(Loss) income from operations	$(38,509)	$44,241	-187.0%	$18,505	$173,778	-89.4%
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders	$(45,917)	$10,554	-535.1%	$(50,316)	$86,735	-158.0%
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$(0.81)	$0.18	-550.0%	$(0.89)	$1.52	-158.6%
Adjusted net (loss) income (2)	$(52,299)	$18,342	-385.1%	$(42,523)	$97,230	-143.7%
Adjusted net (loss) income per diluted common share (2)	$(0.92)	$0.32	-387.5%	$(0.75)	$1.70	-144.1%
Adjusted EBITDA (2)	$68,072	$105,068	-35.2%	$260,764	$327,653	-20.4%
Net cash provided by operating activities				$223,265	$279,246	-20.0%
Average fleet utilization	95.4%	96.4%	-1.0%	94.9%	97.2%	-2.4%
Total fleet size at end of period (TEU)	3,195,443	3,219,550	-0.7%
Owned percentage of total fleet at end of period	81.7%	80.0%	2.1%

(1) Amounts for Q3 QTD 2015 and Q3 YTD 2015 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases.

“Adjusted net (loss) income” and “adjusted EBITDA” are Non-GAAP Measures that are reconciled to GAAP measures in footnote 2. “Adjusted net (loss) income” is defined as net (loss) income attributable to Textainer Group Holdings Limited common shareholders before charges to interest expense for the write-off of unamortized debt issuance costs related to refinancing of debt, unrealized (gains) losses on interest rate swaps, collars and caps, net and the related impact of reconciling items on income tax (benefit) expense and net (loss) income attributable to the non-controlling interests (“NCI”). “Adjusted EBITDA” is defined as net (loss) income attributable to Textainer Group Holdings Limited common shareholders before interest income and expense, realized and unrealized (gains) losses on interest rate swaps, collars and caps, net, income tax (benefit) expense, net (loss) income attributable to the NCI, depreciation expense, container impairment, amortization expense and the related impact of reconciling items on net (loss) income attributable to the NCI. Footnote 2 provides certain qualifications and limitations on the use of Non-GAAP Measures.

Third-Quarter Results

Textainer’s third quarter results compared to the prior year quarter were negatively impacted primarily by container impairments and bad debt expense related to Hanjin’s bankruptcy, our decision to reduce the estimated future residual values on certain equipment types and an increase in container impairments due to a decrease in used container prices and an increase in the quantity of containers designated for disposal. Furthermore, lease rental income decreased due to a decrease in average rental rates, lower utilization and lost revenue from the Hanjin bankruptcy, partially offset by an increase in our owned fleet and an increase in direct container expense primarily due to an increase in storage costs resulting from lower utilization and higher storage rates.

In August 2016, Hanjin filed for bankruptcy. The Company maintains insurance to cover the value of containers that are unlikely to be recovered from its customers, the cost to recover containers, up to 183 days of lost lease rental income and a portion of the accounts receivable balance. Our third quarter 2016 results included a $17.4 million impairment to write down the carrying value of containers on terminated direct financing leases to Hanjin to their estimated fair market value. An impairment of $4.8 million was also recognized for $24.9 million of containers unlikely to be recovered, net of $20.1 million of anticipated insurance proceeds. These impairments net of estimated insurance proceeds totaled $22.1 million. In addition, bad debt expense of $17.1 million, net of insurance receivable of $2.6 million, was recorded in the third quarter 2016 to fully reserve for Hanjin’s outstanding accounts receivable.

The net book value of all containers in our fleet on lease to Hanjin is approximately $280.2 million, comprised of $88.2 million of finance lease containers and $192.0 million of operating lease containers.  The net book value of containers effectively owned by Textainer is $237.0 million or 85% of this total.

We evaluate the estimated future residual values and monitor the sales prices and useful lives of our containers on an ongoing basis. Textainer has experienced a significant decrease in container resale prices as a result of the decreased cost of new containers and an increased in useful lives as a result of shipping lines leasing containers for longer periods. Based on the extended period of lower realized container resale prices and longer useful lives, we decreased the residual values and increased the useful lives of several container types. The decrease in estimated residual values and increase in estimated useful lives resulted in $15.0 million of additional depreciation expense in the third quarter of 2016, of which $4.4 million was a one-time charge for containers that were fully depreciated to the previous residual values.

The changes to our containers’ estimated useful lives and residual values are as follows:

	Estimated Residual Values			Estimated useful life (years)
Container types	Prior July 1, 2016	Effective July 1, 2016	Container types	Prior July 1, 2016	Effective July 1, 2016
20' standard containers	$1,050	$950	40' standard containers	13	14
40' high cube containers	$1,450	$1,300	20' folding flat containers	14	15
40' standard containers	$1,300	$1,150	20' open top containers	14	15
40' folding flat containers	$2,000	$1,700	40' folding flat containers	14	16

Outlook

“We expect new container production to total 1.6-1.7 million TEU this year, which would be the lowest level of production since 2009.  We estimate 1.5 million TEU will be disposed meaning the world’s container fleet will show minimal growth in 2016.  If investment in new containers remains at these low levels, the recent increase in rental rates should continue,” noted Mr. Brewer. “New container prices are currently approximately $1,600 per CEU.  Increased prices should be further supported by the implementation of water-born paint regulations throughout China during 2017.  Used container prices have shown particular strength recently in Asia in part due to the relative shortage of containers available for lease.”

“Notwithstanding this recent strength in new and depot container lease-outs and increases in new and used container prices, the costs of recovering Hanjin containers as well as continued impairments and increases in depreciation expense are expected to outweigh these factors and depress our earnings for at least the next two to three quarters.  The relatively low inventory of new and depot containers in Asia should help stimulate demand to lease recovered Hanjin containers. On the other hand, if large quantities of Hanjin containers are sold, the recent increase in disposal prices could be reversed,” concluded Mr. Brewer.

Investors’ Webcast

Textainer will hold a conference call and a Webcast at 11:00 am EDT on Tuesday, November 8, 2016 to discuss Textainer’s third quarter 2016 results. An archive of the Webcast will be available one hour after the live call through November 7, 2017. For callers in the U.S. the dial-in number for the conference call is 1-888-895-5271; for callers outside the U.S. the dial-in number for the conference call is 1-847-619-6547. The participant passcode for both dial-in numbers is 43595371. To access the live Webcast or archive, please visit Textainer’s investor website at http://investor.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with a total of 2.1 million containers representing 3.2 million TEU in our owned and managed fleet. We lease containers to approximately 350 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, dry freight specials, and refrigerated intermodal containers. We also lease tank containers through our relationship with Trifleet Leasing and are the primary supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our lease fleet, we buy older containers from our shipping line customers for trading and resale. We sold an average of almost 100,000 containers per year for the last five years to more than 1,200 customers making us the largest seller of used containers. Textainer operates via a network of 14 offices and approximately 500 depots worldwide.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: (i) Textainer’s belief that due largely to the expected level of unrecovered containers, lost revenue and recovery and repair costs, that its losses will exceed its insurance coverage; (ii) Textainer’s expectation that new container production to total 1.6-1.7 million TEU this year; (iii) Textainer’s belief that 1.5 million TEU will be disposed meaning the world’s container fleet will show minimal growth in 2016; (iv) Textainer’s expectation that if investment in new containers remains at today’s low level, the recent increase in rental rates should continue; (v) Textainer’s expectation that increased container prices should be further supported by the implementation of water-born paint regulations throughout China during 2017 (vi) Textainer’s belief that notwithstanding the recent strength in the new and depot container lease-outs and increases in new and used container prices, the costs of recovering Hanjin containers as well as continued impairments and increases in depreciation expense are expected to outweigh these factors and depress earnings for at least the next two to three quarters; (vii) Textainer’s belief that the relatively low inventory of new and depot containers in Asia should help stimulate demand to lease recovered Hanjin containers; and (viii) Textainer’s belief that if large quantities of Hanjin containers are sold, the recent increase in disposal prices could be reversed. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: any deceleration or reversal of the current domestic and global economic conditions; lease rates may decrease and lessees may default, which could decrease revenue and increase storage, repositioning, collection and recovery expenses; the demand for leased containers depends on many political and economic factors and is tied to international trade and if demand decreases due to increased barriers to trade or political or economic factors, or for other reasons, it reduces demand for intermodal container leasing; as we increase the number of containers in our owned fleet, we increase our capital at risk and may need to incur more debt, which could result in financial instability; Textainer faces extensive competition in the container leasing industry which tends to depress returns; the international nature of the container shipping industry exposes Textainer to numerous risks; gains and losses associated with the disposition of used equipment may fluctuate; our indebtedness reduces our financial flexibility and could impede our ability to operate; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 11, 2016.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited

Hilliard C. Terry, III

Executive Vice President and Chief Financial Officer

Phone: +1 (415) 658-8214

ir@textainer.com

###

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive (Loss) Income

Three and nine months ended September 30, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2016		2015 (1)		2016		2015 (1)
Revenues:
Lease rental income		$110,905		$129,209		$353,718		$387,536
Management fees		3,136		3,951		9,774		11,978
Trading container sales proceeds		4,139		2,280		9,103		11,332
Gains on sale of containers, net		3,031		1,092		5,519		3,741
Total revenues		121,211		136,532		378,114		414,587
Operating expenses:
Direct container expense		15,691		13,317		44,869		32,486
Cost of trading containers sold		4,647		2,599		10,905		11,207
Depreciation expense		68,220		51,608		172,614		140,204
Container impairment		43,722		12,279		80,498		20,134
Amortization expense		1,370		1,168		4,116		3,502
General and administrative expense		6,147		7,134		19,912		21,629
Short-term incentive compensation expense		388		207		1,068		1,645
Long-term incentive compensation expense		1,458		1,360		4,564		4,841
Bad debt expense, net		18,077		2,619		21,063		5,161
Total operating expenses		159,720		92,291		359,609		240,809
(Loss) income from operations		(38,509)		44,241		18,505		173,778
Other (expense) income:
Interest expense		(21,256)		(18,979)		(61,243)		(57,639)
Interest income		103		27		282		90
Realized losses on interest rate swaps, collars and caps, net		(2,268)		(3,488)		(6,999)		(9,582)
Unrealized gains (losses) on interest rate swaps, collars and caps, net		7,157		(9,378)		(9,042)		(12,053)
Other, net		(4)		12		(9)		25
Net other expense		(16,268)		(31,806)		(77,011)		(79,159)
(Loss) income before income tax and noncontrolling interests		(54,777)		12,435		(58,506)		94,619
Income tax benefit (expense)		3,170		(1,625)		2,353		(4,260)
Net (loss) income		(51,607)		10,810		(56,153)		90,359
Less: Net loss (income) attributable to the noncontrolling interests	5,690		(256)		5,837		(3,624)
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders	$(45,917)		$10,554		$(50,316)		$86,735
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$(0.81)		$0.19		$(0.89)		$1.52
Diluted	$(0.81)		$0.18		$(0.89)		$1.52
Weighted average shares outstanding (in thousands):
Basic	56,591		57,009		56,580		56,993
Diluted	56,591		57,083		56,580		57,127
Other comprehensive (loss) income:
Foreign currency translation adjustments		(80)		(86)		(82)		(205)
Comprehensive (loss) income		(51,687)		10,724		(56,235)		90,154
Comprehensive loss (income) attributable to the noncontrolling interests		5,690		(256)		5,837		(3,624)
Comprehensive (loss) income attributable to Textainer Group Holdings Limited common shareholders		$(45,997)		$10,468		$(50,398)		$86,530

(1) Amounts for the three and nine months ended September 30, 2015 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

September 30, 2016 and December 31, 2015

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2016	2015 (1)
Assets
Current assets:
Cash and cash equivalents	$91,589	$115,594
Accounts receivable, net of allowance for doubtful accounts of $37,306 and $14,053 in 2016 and 2015, respectively	83,032	88,370
Net investment in direct financing and sales-type leases	65,921	86,404
Trading containers	4,002	4,831
Containers held for sale	31,028	43,245
Prepaid expenses and other current assets	16,222	8,385
Insurance receivable	26,911	11,435
Due from affiliates, net	816	514
Total current assets	319,521	358,778
Restricted cash	36,405	33,917
Containers, net of accumulated depreciation of $940,859 and $814,790 at 2016 and 2015, respectively	3,804,461	3,696,311
Net investment in direct financing and sales-type leases	181,560	245,388
Fixed assets, net of accumulated depreciation of $10,080 and $9,836 at 2016 and 2015, respectively	1,888	1,663
Intangible assets, net of accumulated amortization of $39,824 and $35,709 at 2016 and 2015, respectively	16,134	20,250
Interest rate swaps, collars and caps	557	814
Deferred taxes	1,417	1,203
Other assets	7,839	6,988
Total assets	$4,369,782	$4,365,312
Liabilities and Equity
Current liabilities:
Accounts payable	$9,402	$10,477
Accrued expenses	7,319	6,816
Container contracts payable	114,674	41,356
Other liabilities	271	291
Due to owners, net	13,626	11,806
Credit facility	31,573	-
Term loan	30,935	31,097
Bonds payable	58,975	58,788
Total current liabilities	266,775	160,631
Credit facilities	1,105,339	1,013,252
Secured debt facilities	1,016,242	1,062,539
Term loan	373,894	403,500
Bonds payable	390,221	434,472
Interest rate swaps, collars and caps	12,197	3,412
Income tax payable	9,461	8,678
Deferred taxes	7,486	10,420
Other liabilities	2,325	2,523
Total liabilities	3,183,940	3,099,427
Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; 57,220,797 shares issued and 56,590,797 shares outstanding at 2016; 57,163,095 shares issued and 56,533,095 shares outstanding at 2015	572	572
Additional paid-in capital	389,966	385,020
Treasury shares, at cost, 630,000 shares	(9,149)	(9,149)
Accumulated other comprehensive income	(365)	(283)
Retained earnings	746,403	825,473
Total Textainer Group Holdings Limited shareholders’ equity	1,127,427	1,201,633
Noncontrolling interest	58,415	64,252
Total equity	1,185,842	1,265,885
Total liabilities and equity	$4,369,782	$4,365,312

(1) Amounts as of December 31, 2015 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Nine months ended September 30, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2016	2015 (1)
Cash flows from operating activities:
Net (loss) income	$(56,153)	$90,359
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation expense	172,614	140,204
Container impairment	80,498	20,134
Bad debt expense, net	21,063	5,161
Unrealized losses on interest rate swaps, collars and caps, net	9,042	12,053
Amortization of debt issuance costs and accretion of bond discount	5,743	6,028
Amortization of intangible assets	4,116	3,502
Gains on sale of containers, net	(5,519)	(3,741)
Share-based compensation expense	5,056	5,345
Changes in operating assets and liabilities	(13,195)	201
Total adjustments	279,418	188,887
Net cash provided by operating activities	223,265	279,246
Cash flows from investing activities:
Purchase of containers and fixed assets	(382,533)	(447,765)
Proceeds from sale of containers and fixed assets	94,149	94,486
Receipt of payments on direct financing and sales-type leases, net of income earned	74,761	76,057
Net cash used in investing activities	(213,623)	(277,222)
Cash flows from financing activities:
Proceeds from credit facilities	237,500	345,177
Principal payments on credit facilities	(113,960)	(322,704)
Proceeds from secured debt facilities	40,000	160,000
Principal payments on secured debt facilities	(89,200)	(56,000)
Principal payments on term loan	(29,700)	(29,700)
Principal payments on bonds payable	(45,173)	(45,173)
(Increase) decrease in restricted cash	(2,488)	19,904
Debt issuance costs	(1,679)	(5,058)
Issuance of common shares upon exercise of share options	—	292
Net tax benefit from share-based compensation awards	(110)	94
Capital contributions from noncontrolling interest	—	1,850
Dividends paid to Textainer Group Holdings Limited shareholders	(28,755)	(80,360)
Dividends paid to noncontrolling interest	-	(2,994)
Net cash used in financing activities	(33,565)	(14,672)
Effect of exchange rate changes	(82)	(205)
Net decrease in cash and cash equivalents	(24,005)	(12,853)
Cash and cash equivalents, beginning of the year	115,594	107,067
Cash and cash equivalents, end of the period	$91,589	$94,214

(1) Amounts for the nine months ended September 30, 2015 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Reconciliation of GAAP financial measures to non-GAAP financial measures

Three and nine Months Ended September 30, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)

The following is a reconciliation of certain GAAP measures to non-GAAP financial measures (such items listed in (a) to (d) below and defined as “Non-GAAP Measures”) for the three and nine months ended September 30, 2016 and 2015, including:

(a)

net (loss) income attributable to Textainer Group Holdings Limited common shareholders to adjusted EBITDA (Adjusted EBITDA defined as net (loss) income attributable to Textainer Group Holdings Limited common shareholders before interest income and expense, realized and unrealized losses (gains) on interest rate swaps, collars and caps, net, income tax expense, net income (loss) attributable to the noncontrolling interests (“NCI”), depreciation expense, container impairment, amortization expense and the related impact of reconciling items on net income (loss) attributable to the NCI);

(b)	net cash provided by operating activities to Adjusted EBITDA;
(c)

net (loss) income attributable to Textainer Group Holdings Limited common shareholders to adjusted net (loss) income (defined as net (loss) income attributable to Textainer Group Holdings Limited common shareholders before the write-off of unamortized debt issuance costs, unrealized losses (gains) on interest rate swaps, collars and caps, net, the related impact of reconciling items on income tax expense and net income (loss) attributable to the NCI); and

(d)

net (loss) income attributable to Textainer Group Holdings Limited common shareholders per diluted common share to adjusted net (loss) income per diluted common share (defined as net (loss) income attributable to Textainer Group Holdings Limited common shareholders per diluted common share before the write-off of unamortized debt issuance costs, unrealized losses (gains) on interest rate swaps, collars and caps, net, the related impact of reconciling items on income tax expense and net income (loss) attributable to the NCI).

Non-GAAP Measures are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net (loss) income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Non-GAAP Measures are presented solely as supplemental disclosures. Management believes that adjusted EBITDA may be a useful performance measure that is widely used within our industry and adjusted net (loss) income may be a useful performance measure because Textainer intends to hold its interest rate swaps, collars and caps until maturity and over the life of an interest rate swap, collar or cap the unrealized losses (gains) will net to zero. Adjusted EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison.

Management also believes that adjusted net income and adjusted net (loss) income per diluted common share are useful in evaluating our operating performance because unrealized losses (gains) on interest rate swaps, collars and caps, net is a noncash, non-operating item. We believe Non-GAAP Measures provide useful information on our earnings from ongoing operations. We believe that adjusted EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. Non-GAAP Measures have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•	They do not reflect changes in, or cash requirements for, our working capital needs;
•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;
•

Although depreciation expense and container impairment is a noncash charge, the assets being depreciated may be replaced in the future, and neither adjusted EBITDA, adjusted net (loss) income or adjusted net (loss) income per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and
•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015 (1)	2016	2015 (1)
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted net (loss) income:
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders	$(45,917)	$10,554	$(50,316)	$86,735
Adjustments:
Write-off of unamortized debt issuance costs	—	—	—	458
Unrealized (gains) losses on interest rate swaps, collars and caps, net	(7,157)	9,378	9,042	12,053
Impact of reconciling items on income tax benefit (expense)	117	(485)	(149)	(593)
Impact of reconciling items on net income (loss) attributable to the noncontrolling interests	658	(1,105)	(1,100)	(1,423)
Adjusted net (loss) income	$(52,299)	$18,342	$(42,523)	$97,230
Reconciliation of adjusted net (loss) income per diluted common share:
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$(0.81)	$0.18	$(0.89)	$1.52
Adjustments:
Write-off of unamortized debt issuance costs	—	—	—	-
Unrealized (gains) losses on interest rate swaps, collars and caps, net	(0.12)	0.17	0.16	0.21
Impact of reconciling items on income tax benefit (expense)	—	(0.01)	—	(0.01)
Impact of reconciling items on net income (loss) attributable to the noncontrolling interests	0.01	(0.02)	(0.02)	(0.02)
Adjusted net (loss) income per diluted common share	$(0.92)	$0.32	$(0.75)	$1.70

(1) Amounts for the three and nine months ended September 30, 2015 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015 (1)	2016	2015 (1)
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted EBITDA:
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders	$(45,917)	$10,554	$(50,316)	$86,735
Adjustments:
Interest income	(103)	(27)	(282)	(90)
Interest expense	21,256	18,979	61,243	57,639
Realized losses on interest rate swaps, collars and caps, net	2,268	3,488	6,999	9,582
Unrealized (gains) losses on interest rate swaps, collars and caps, net	(7,157)	9,378	9,042	12,053
Income tax (benefit) expense	(3,170)	1,625	(2,353)	4,260
Net (loss) income attributable to the noncontrolling interests	(5,690)	256	(5,837)	3,624
Depreciation expense	68,220	51,608	172,614	140,204
Container impairment	43,722	12,279	80,498	20,134
Amortization expense	1,370	1,168	4,116	3,502
Impact of reconciling items on net (loss) income attributable to the noncontrolling interests	(6,727)	(4,240)	(14,960)	(9,990)
Adjusted EBITDA	$68,072	$105,068	$260,764	$327,653
Net cash provided by operating activities			$223,265	$279,246
Adjustments:
Bad debt expense, net			(21,063)	(5,161)
Amortization of debt issuance costs and accretion of bond discount			(5,743)	(6,028)
Gains on sale of containers, net			5,519	3,741
Share-based compensation expense			(5,056)	(5,345)
Interest income			(282)	(90)
Interest expense			61,243	57,639
Realized losses on interest rate swaps, collars and caps, net			6,999	9,582
Income tax (benefit) expense			(2,353)	4,260
Changes in operating assets and liabilities			13,195	(201)
Impact of reconciling items on net (loss) income attributable to the noncontrolling interests			(14,960)	(9,990)
Adjusted EBITDA			$260,764	$327,653

(1) Amounts for the three and nine months ended September 30, 2015 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2016

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer